Exhibit 99.42

1 Hershey Dr. Smiths Falls, ON K7A 0A8 (855) 558 9333 x 122 invest@canopygrowth.com www.canopygrowth.com

TWEED FARMS TO EXPAND THREE-FOLD TO OVER ONE MILLION SQUARE FEET OF GREENHOUSE SPACE UNDER GLASS

September 8, 2017

NIAGARA-ON-THE-LAKE, ON – Tweed Farms Inc. (“Tweed Farms” or the “Farm”), wholly owned subsidiary of Canopy Growth Corporation (“Canopy Growth” or the “Company”) (TSX: WEED) and operator of the largest known licensed cannabis production facility in the world, has finalized the purchase of a parcel of land adjacent to its current facility in Niagara-on-the-Lake, ON including an operational 458,000 sq. ft. greenhouse.

In addition to the newly acquired asset, construction has commenced on an additional 212,000 sq. ft. of state-of-the-art greenhouse to be located on the current Tweed Farms property, to be completed by April 2018.

All told, Tweed Farms will soon be home to over 1,000,000 sq. ft. of greenhouse space under glass, plus post-harvest facilities including a recently renovated 10,000 sq. ft. of updated space for new drying rooms and an upgraded laboratory.

Canopy Growth purchased the property for $9 million with a combination of $6 million in cash and equity totalling up to $3 million in Canopy Growth common shares, of which $2 million is contingent on certain milestones, the latest issuance taking place no later than one year following the closing date of the transaction. The total number of common shares issued on closing amounted to 111,366 and are subject to a four month lock up.

“We see a long-term need for a diversified and exponentially larger footprint here in Canada balancing indoor and greenhouse growing platforms,” said Bruce Linton, Chairman and CEO, Canopy Growth. “Expanding the production capacity and greenhouse space at Tweed Farms allows us to continue to grow into the demand in the market, and showcase our best-in-class sun-grown products.”

Design has already begun on the renovation of the newly acquired facility and the retrofit is set to commence in October 2017. Some of the many upgrades will include: new irrigation systems, environmental controls, automation, and shading systems, all designed to maximize yields in an environmentally friendly way while meeting the Tweed standard for indoor and greenhouse growing that has made it the most popular brand of cannabis in Canada.

The planned expansions will create well over 100 full time jobs in an emerging sector, on top of the construction jobs and other spillover employment opportunities that come along with this scale of expansion in the region. Tweed Farms has been a welcome and active member of the Niagara-on-the-Lake community since 2014, representing a new and growing market, while contributing to the local economy in a sustainable way. The Company is proud to make this next level of economic commitment to its community.

Tweed Farms will continue to grow and harvest a variety of genetics to support growing demand for dried flower, oil, and Softgel capsule cannabis products. The current fall harvest will soon be underway and will be the third consecutive crop utilizing the full 350,000 sq. ft. of flowering space, positioning the team for a successful transition to supporting a full 1,000,000 sq. ft. of production space in 2018.

Here’s to Future (Quality, Sun-Grown) Growth.

Contact:

Jordan Sinclair

Director of Communications

Jordan@canopygrowth.com

613-769-4196

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@canopygrowth.com

About Tweed

Tweed is a globally recognized marijuana production brand. It has built a large and loyal following by focusing on quality products and meaningful customer relationships. Tweed doesn’t just sell marijuana, it facilitates a conversation about a product we’ve all heard about but haven’t met intimately yet. It is approachable and friendly, yet reliable and trusted. As marijuana laws liberalize around the world, Tweed will expand its leading Canadian position around the globe. Learn more at www.tweed.com.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties in dried, oil and capsule forms. Through its wholly-owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of GMP-certified indoor and greenhouse production capacity, all to an unparalleled level of quality assurance procedures and testing. Canopy Growth has established partnerships with leading sector names in Canada and abroad, with interests and operations spanning four continents. The Company is proudly dedicated to educating healthcare practitioners, providing consistent access to high quality cannabis products, conducting robust clinical research, and furthering the public’s understanding of cannabis. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation or its subsidiaries. to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corp. does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

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